ROBIN S. YONIS

Vice President

General Counsel

Phone: (949) 219-6767

Fax: (949) 719-0804

Robin.Yonis@PacificLife.com

August 10, 2015

Alison White, Senior Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pacific Select Fund – American Funds Growth Portfolio

File Nos. 033-1954 and 811-05141

Dear Ms. White:

This letter is in response to comments you provided on July 24, 2015 concerning the above-noted filing.

1.	Comment: Please include a cover letter with future proxy filings.

Response: The Registrant will include a cover letter with future proxy filings.

2.	Comment: Please include Tandy representations in your response letter.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

3.	Comment: In the letter to shareholders, please make clear that Pacific Life has no fiduciary duty to look out for the benefit of contract owners in selecting the substitute portfolio.

Response: The Registrant respectfully declines to add the requested disclosure. Firstly, the staff comment would cause the Fund to state a conclusion of law as if it were a fact. (See the Practicing Law Institute 2015 Variable Products conference outline which discusses various theories regarding the nature of an insurer’s duty to variable contract owners).

Secondly, we believe that any disclosure regarding legal duties and/or potential conflicts of interest are not conducive to or appropriate for a cover letter; if such issues are to be addressed, we believe it more appropriate to do so in the Proxy Statement itself. Accordingly, in lieu of the requested disclosure in the letter to shareholders, the Proxy Statement has been amended to more clearly reference in the Rationale for Selection of the Underlying Fund section (the “Rationale” section) the disclosure of potential conflicts of interest as described in the Potential Benefits to the Adviser and its Affiliates section (“Potential Benefits” section). More specifically, the following language was added in the Rationale section:

Pacific Life may be faced with potential conflicts of interest relating to its selection of the Underlying Fund (see Potential Benefits to the Adviser and its Affiliates section below for further information).

Further, the Potential Benefits section has been moved up to immediately follow the Rationale section.

Thirdly, in this particular case, the substitute fund is precisely the same fund in which the Liquidating Fund currently invests. The only difference is the share class in which the Liquidating Fund invests and the share class in which contract owners will invest; and the fee/expense differences between those shares classes are already adequately disclosed.

4.	Comment: Please disclose the negative effects the substitution will have on Contract Owners.

Response: The following language has been added to the Proxy Statement:

If the Substitution is approved, Contract Owners will no longer be able to access the Underlying Fund through a master-feeder structure that offers a feeder fund (the Liquidating Fund) serviced by the Adviser. Rather, Contract Owners will access the Underlying Fund more directly and therefore will no longer receive the benefit of performance monitoring and oversight of the Underlying Fund by the Adviser.

5.	Comment: Since contract owners are voting on the Substitution, not the Liquidation, please limit discussion of the Liquidation which appears prior to the discussion of the Substitution to only that information which is necessary as background information to help Contract Owners understand the Substitution.

Response: The information concerning the Liquidation has been amended accordingly.

6.	Comment: In the Expenses of Liquidation and Substitution section, please include estimated transaction costs of the brokerage transactions or delete that sentence and confirm supplementally that there will be no repositioning costs.

Response: We deleted the sentence in the Expenses of Liquidation and Substitution section referencing possible brokerage fees and other transactional expenses and hereby confirm that we do not expect there to be any repositioning costs.

7.	Comment: In the discussion regarding transfers out of the Liquidating Fund, there is reference to Appendix B. Please include all contract owner investment options in Appendix B or delete Appendix B and reference thereto in the Proxy Statement.

Response: Appendix B and any references thereto have been deleted from the Proxy Statement. The Proxy Statement now directs contract owners to their contracts and product prospectuses for information concerning their other investment options.

8.	Comment: Pursuant to Rule 14a-4(b)(1) of the Exchange Act, on the Proxy Card, please set out the language “or for the proposal if no choice is indicated.”

Response: The Proxy Card has been amended accordingly.

Sincerely,

/s/ Robin S. Yonis

Cc:	Jeffrey S. Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP

ROBIN S. YONIS

Vice President

General Counsel

Phone: (949) 219-6767

Fax: (949) 719-0804

Robin.Yonis@PacificLife.com

August 10, 2015

Alison White, Senior Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pacific Select Fund – American Funds Growth-Income Portfolio

File Nos. 033-1954 and 811-05141

Dear Ms. White:

This letter is in response to comments you provided on July 24, 2015 concerning the above-noted filing.

1.	Comment: Please include a cover letter with future proxy filings.

Response: The Registrant will include a cover letter with future proxy filings.

2.	Comment: Please include Tandy representations in your response letter.

Response:  The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

3.	Comment: In the letter to shareholders, please make clear that Pacific Life has no fiduciary duty to look out for the benefit of contract owners in selecting the substitute portfolio.

Response: The Registrant respectfully declines to add the requested disclosure in the letter to shareholders. Firstly, the staff comment would cause the Registrant to state a conclusion of law as if it were a fact. (See the Practicing Law Institute 2015 Variable Products conference outline which discusses various theories regarding the nature of an insurer’s duty to variable contract owners).

Secondly, we believe that any disclosure regarding legal duties and/or potential conflicts of interest are not conducive to or appropriate for a cover letter; if such issues are to be addressed, we believe it more appropriate to do so in the Proxy Statement itself. Accordingly, in lieu of the requested disclosure in the letter to shareholders, the Proxy Statement has been amended to more clearly reference in the Rationale for Selection of the Underlying Fund section (the “Rationale” section) the disclosure of potential conflicts of interest as described in the Potential Benefits to the Adviser and its Affiliates section (“Potential Benefits” section). More specifically, the following language was added in the Rationale section:

Pacific Life may be faced with potential conflicts of interest relating to its selection of the Underlying Fund (see Potential Benefits to the Adviser and its Affiliates section below for further information).

Further, the Potential Benefits section has been moved up to immediately follow the Rationale section.

Thirdly, in this particular case, the substitute fund is precisely the same fund in which the Liquidating Fund currently invests. The only difference is the share class in which the Liquidating Fund invests and the share class in which contract owners will invest; and the fee/expense differences between those share classes are already adequately disclosed.

4.	Comment: Please disclose the negative effects the substitution will have on Contract Owners.

Response:  The following language has been added to the Proxy Statement:

If the Substitution is approved, Contract Owners will no longer be able to access the Underlying Fund through a master-feeder structure that offers a feeder fund (the Liquidating Fund) serviced by the Adviser. Rather, Contract Owners will access the Underlying Fund more directly and therefore will no longer receive the benefit of performance monitoring and oversight of the Underlying Fund by the Adviser.

5.	Comment: Since contract owners are voting on the Substitution, not the Liquidation, please limit discussion of the Liquidation which appears prior to the discussion of the Substitution to only that information which is necessary as background information to help contract owners understand the Substitution.

Response: The information concerning the Liquidation has been amended accordingly.

6.	Comment: In the Expenses of Liquidation and Substitution section, please include estimated transaction costs of the brokerage transactions or delete that sentence and confirm supplementally that there will be no repositioning costs.

Response:  We deleted the sentence in the Expenses of Liquidation and Substitution section referencing possible brokerage costs and other transactional expenses and hereby confirm that we do not expect there to be any repositioning costs.

7.	Comment: In the discussion regarding transfers out of the Liquidating Fund, there is reference to Appendix B. Please include all contract owner investment options in Appendix B or delete Appendix B and reference thereto in the proxy statement.

Response: Appendix B and any references thereto have been deleted from the Proxy Statement. The Proxy Statement now directs contract owners to their contracts and product prospectuses for information concerning their other investment options.

8.	Comment: Pursuant to Rule 14a-4(b)(1) of the Exchange Act, on the Proxy Card, please set out the language “or for the proposal if no choice is indicated.”

Response: The Proxy Card has been amended accordingly.

Sincerely,

/s/ Robin S. Yonis

Cc:	Jeffrey S. Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP

ROBIN S. YONIS

Vice President

General Counsel

Phone: (949) 219-6767

Fax: (949) 719-0804

Robin.Yonis@PacificLife.com

August 10, 2015

Alison White, Senior Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pacific Select Fund – American Funds Asset Allocation Portfolio

File Nos. 033-1954 and 811-05141

Dear Ms. White:

This letter is in response to comments you provided on July 24, 2015 concerning the above-noted filing.

1.	Comment: Please include a cover letter with future proxy filings.

Response: The Registrant will include a cover letter with future proxy filings.

2.	Comment: Please include Tandy representations in your response letter.

Response:  The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

3.	Comment: In the letter to shareholders, please make clear that Pacific Life has no fiduciary duty to look out for the benefit of contract owners in selecting the substitute portfolio.

Response: The Registrant respectfully declines to add the requested disclosure in the letter to shareholders. Firstly, the staff comment would cause the Registrant to state a conclusion of law as if it were a fact. (See the Practicing Law Institute 2015 Variable Products conference outline which discusses various theories regarding the nature of an insurer’s duty to variable contract owners).

Secondly, we believe that any disclosure regarding legal duties and/or potential conflicts of interest are not conducive to or appropriate for a cover letter; if such issues are to be addressed, we believe it more appropriate to do so in the Proxy Statement itself. Accordingly, in lieu of the requested disclosure in the letter to shareholders, the Proxy Statement has been amended to more clearly reference in the Rationale for Selection of the Underlying Fund section (the “Rationale” section) the disclosure of potential conflicts of interest as described in the Potential Benefits to the Adviser and its Affiliates section (“Potential Benefits” section). More specifically, the following language was added in the Rationale section:

Pacific Life may be faced with potential conflicts of interest relating to its selection of the Underlying Fund (see Potential Benefits to the Adviser and its Affiliates section below for further information).

Further, the Potential Benefits section has been moved up to immediately follow the Rationale section.

Thirdly, in this particular case, the substitute fund is precisely the same fund in which the Liquidating Fund currently invests. The only difference is the share class in which the Liquidating Fund invests and the share class in which contract owners will invest; and the fee/expense differences between those share classes are already adequately disclosed.

4.	Comment: Please disclose the negative effects the substitution will have on Contract Owners.

Response: The following language has been added to the Proxy Statement:

If the Substitution is approved, Contract Owners will no longer be able to access the Underlying Fund through a master-feeder structure that offers a feeder fund (the Liquidating Fund) serviced by the Adviser. Rather, Contract Owners will access the Underlying Fund more directly and therefore will no longer receive the benefit of performance monitoring and oversight of the Underlying Fund by the Adviser.

5.	Comment: Since contract owners are voting on the Substitution, not the Liquidation, please limit discussion of the Liquidation which appears prior to the discussion of the Substitution to only that information which is necessary as background information to help Contract Owners understand the Substitution.

Response: The information concerning the Liquidation has been amended accordingly.

6.	Comment: In the Expenses of Liquidation and Substitution section, please include estimated transaction costs of the brokerage transactions or delete that sentence and confirm supplementally that there will be no repositioning costs.

Response: We deleted the sentence in the Expenses of Liquidation and Substitution section referencing potential brokerage fees and other transaction costs and hereby confirm that we do not expect there to be any repositioning costs.

7.	Comment: In the discussion regarding transfers out of the Liquidating Fund, there is reference to Appendix B. Please include all contract owner investment options in Appendix B or delete Appendix B and reference thereto in the Proxy Statement.

Response: Appendix B and any references thereto have been deleted from the Proxy Statement. The Proxy Statement now directs contract owners to their contracts and product prospectuses for information concerning their other investment options.

8.	Comment: Pursuant to Rule 14a-4(b)(1) of the Exchange Act, on the Proxy Card, please set out the language “or for the proposal if no choice is indicated” in boldface type; and correct the Proxy Card to reference the American Funds Insurance Series, Asset Allocation Fund.

Response: The Proxy Card has been amended accordingly.

Sincerely,

/s/ Robin S. Yonis

Cc:	Jeffrey Puretz, Esq., Dechert LLP

Domenick Pugliese, Esq., Paul Hastings LLP